[redacted]

SI 11023467 IISSION

SEC Mail Processing Section

NOV 21 2011

Washington, DC 405

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | April 30, 2013 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 34473 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING October 1, 2010 (MM/DD/YY) AND ENDING September 30, 2011 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: McClurg Capital Corporation

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

950 North Gate, Suite 301
(No. and Street)

San Rafael (City) California (State) 94903 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David McClurg (415) 472-1445
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170 (Address) Northridge (City) California (State) 91324 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, David McClurg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of McClurg Capital Corporation, as of September 30, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of California
County of Marin
Subscribed ans sworn to (or affirmed) before me on this 26th day of October, 2011 by David McClurg proved to me on the basis of satisfactory evidences to be the person who appeared beofre me.

Notary Public

Signature

Title

WILLIAM P. LYNCH JR.
COMM. #1846740
NOTARY PUBLIC • CALIFORNIA
MARIN COUNTY
Comm. Exp. MAY 24, 2013

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

## Independent Auditor's Report

Board of Directors
McClurg Capital Corporation:

We have audited the accompanying statement of financial condition of McClurg Capital Corporation (the Company) as of September 30, 2011, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of McClurg Capital Corporation as of September 30, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
November 11, 2011

9221 Corbin Avenue, Suite 170, Northridge, California 91324
*phone* 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES NEW YORK OAKLAND SEATTLE

WE FOCUS & CARE℠

**McClurg Capital Corporation**
**Statement of Financial Condition**
**September 30, 2011**

## Assets

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 293,110 |
| Deposit with clearing organization | | 39,333 |
| Marketable securities, available-for-sale | | 197,841 |
| Broker advances | | 9,150 |
| Other assets | | 6,123 |
| **Total assets** | $ | 545,557 |

## Liabilities and Stockholders' Equity

**Liabilities**

| | | |
|---|---|---|
| Commissions payable | $ | 31,394 |
| Employee compensation and benefits payable | | 61,535 |
| **Total liabilities** | | 92,929 |
| Commitments and contingencies | | |

**Stockholders' equity**

| | | |
|---|---|---|
| Common stock, no par value, 1,000,000 shares authorized, 822,000 shares issued and outstanding | | 16,063 |
| Retained earnings | | 410,356 |
| Accumulated other comprehensive income | | 26,209 |
| **Total stockholders' equity** | | 452,628 |
| **Total liabilities and stockholders' equity** | $ | 545,557 |

*The accompanying notes are an integral part of these financial statements.*

**McClurg Capital Corporation**
**Statement of Income**
**For the Year Ended September 30, 2011**

| | | |
|---|---|---|
| **Revenues** | | |
| Commissions | $ | 830,331 |
| Fee based income | | 329,701 |
| Insurance income | | 238,185 |
| Interest income | | 4,529 |
| Other income | | 8,391 |
| **Total revenues** | | 1,411,137 |
| **Expenses** | | |
| Employee compensation and benefits | | 758,992 |
| Commission expense | | 449,530 |
| Communications | | 19,161 |
| Occupancy and equipment rental | | 63,560 |
| Other operating expenses | | 99,153 |
| **Total expenses** | | 1,390,396 |
| **Net income (loss) before income tax provision** | | 20,741 |
| **Income tax provision** | | 4,778 |
| **Net income (loss)** | $ | 15,963 |

*The accompanying notes are an integral part of these financial statements.*

# McClurg Capital Corporation
## Statement of Changes in Stockholders' Equity
## For the Year Ended September 30, 2011

| | Common Stock | Retained Earnings | Accumulated Other Comprehensive Income | Total | Comprehensive Income |
|---|---|---|---|---|---|
| **Balance at September 30, 2010** | $ 16,063 | $ 394,393 | $ 21,533 | $ 431,989 | |
| Net gains (losses) on available for sale investments | - | - | 3,375 | 3,375 | $ 3,375 |
| Reclassification adjustment of realized gains (losses) | - | - | 1,301 | 1,301 | 1,301 |
| Net income (loss) | - | 15,963 | - | 15,963 | 15,963 |
| **Balance at September 30, 2011** | $ 16,063 | $ 410,356 | $ 26,209 | $ 452,628 | $ 20,639 |

*The accompanying notes are an integral part of these financial statements.*

**McClurg Capital Corporation**
**Statement of Changes in Liabilities Subordinated to the Claims of General Creditors**
**For the Year Ended September 30, 2011**

| | Amount |
|---|---|
| **Balance at September 30, 2010** | $ - |
| Increase: | |
| Issuance of subordinated notes | |
| Accrual of interest | - |
| Decrease: | |
| Payment of subordinated notes | |
| Payment of interest | - |
| **Balance at September 30, 2011** | $ - |

*The accompanying notes are an integral part of these financial statements.*

## McClurg Capital Corporation
## Statement of Cash Flows
## For the Year Ended September 30, 2011

| | | |
|---|---|---|
| **Cash flow from operating activities:** | | |
| Net income (loss) | | $ 15,963 |
| Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities: | | |
| Depreciation expense | $ 4,807 | |
| Realized (gains) on invesments, available for sale | (1,301) | |
| (Increase) decrease in assets: | | |
| Deposit with clearing organization | (20) | |
| Broker advances | (250) | |
| Other assets | 694 | |
| Increase (decrease) in liabilities: | | |
| Commissions payable | (9,025) | |
| Employee compensation and benefits payable | (13,894) | |
| Total adjustments | | (18,989) |
| **Net cash and cash equivalents provided by (used in) operating activities** | | (3,026) |
| **Cash flow from investing activities:** | | |
| Puchase of investment, available-for-sale | (18,087) | |
| Proceeds from sale of investment, available-for-sale | 17,598 | |
| **Net cash and cash equivalents provided by (used in) investing activities** | | (489) |
| **Net cash and cash equivalents provided by (used in) financing activities** | | - |
| **Net increase (decrease) in cash and cash equivalents** | | (3,515) |
| **Cash and cash equivalents at beginning of year** | | 296,625 |
| **Cash and cash equivalents at end of year** | | $ 293,110 |
| **Supplemental disclosure of cash flow information:** | | |
| Cash paid during the year for: | | |
| Interest | $ - | |
| Income taxes | $ 4,094 | |

*The accompanying notes are an integral part of these financial statements.*

**McClurg Capital Corporation**
**Notes to Financial Statements**
**September 30, 2011**

## Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*General*

McClurg Capital Corporation (the "Company") was incorporated in the State of California on June 26, 1985. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The entire balance of receivable from broker/dealer and clearing organizations is due from the Company's clearing broker. The Company operates primarily in the Northern California region and the majority of sales are within the fixed income, stock, and mutual fund markets. The Company received commission revenue from five brokers that represent more than 29% of its revenues for the year ended September 30, 2011.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

*Summary of Significant Accounting Policies*

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Securities transactions are recorded on a trade date basis with related commission income and expenses also recorded on a trade date basis.

**Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)**

The company has adopted FASB ASC 220, "Reporting Comprehensive Income". ASC 220 which establishes standards for the reporting and presentation of comprehensive income and its components in financial statements. Comprehensive income includes net income and "other comprehensive income," which includes charges or credits to equity that are not the result of transactions to shareholders. The Company's only material component of "other comprehensive income" is unrealized gain or loss on securities available for sale.

Investment in marketable securities is being classified as available-for-sale. These securities are valued at quoted market value and consist of equity securities held for investment. The resulting difference between cost and market value is included as an element of stockholders' equity, net of deferred taxes.

Advertising costs are expensed as incurred for the year ending September 30, 2011.

The Company accounts for its income taxes in accordance with FASB ASC 740, Income Taxes. This standard requires the establishment of a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences, as well as net operating loss and tax credit carryforwards. Deferred tax expenses or benefits are recognized as a result of the changes in the tax basis of an asset or liability when measured against its reported amount in the financial statements.

The Company accounts for its income taxes in accordance with FASB ASC 740, Income Taxes. This standard requires the establishment of a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences, as well as net operating loss and tax credit carryforwards. Deferred tax expenses or benefits are recognized as a result of the changes in the assets and liabilities during the year.

Current income taxes are provided for estimated taxes payable or refundable based on tax returns. Deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences in the basis of assets and liabilities for financial and tax reporting purposes. Measurement of current and deferred tax assets and liabilities is based on provisions of enacted federal and state tax laws.

McClurg Capital Corporation

Notes to Financial Statements

September 30, 2011

**Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)**

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through November 11, 2011, which is the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

**Note 2: DEPOSIT WITH CLEARING ORGANIZATION**

The Company has a brokerage agreement with Pershing, LLC ("Clearing Broker") to carry its account and the accounts of its clients as customers of the Clearing Broker. The Clearing Broker has custody of the Company's cash balances which serve as collateral for any amounts due to the Clearing Broker as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balance at September 30, 2011 was $39,333.

**Note 3: MARKETABLE SECURITIES, AVAILABLE-FOR-SALE**

Marketable securities, available-for-sale consist of corporate securities. These securities are carried at their fair market value of $197,841 at September 30, 2011. As discussed in Note 1, the Company has adopted ASC 220, which establishes standards for the reporting and presentation of comprehensive income and its components in financial statements. Unrealized gains (losses) on these securities consisted of gross unrealized holding gains of $3,375, which are included in accumulated other comprehensive income. The Company also reclassified $1,301 from accumulated other comprehensive income to operating income.

**Note 4: INCOME TAXES**

| | Current | Deferred | Total |
|---|---|---|---|
| Federal | $ 3,006 | $ - | $ 3,006 |
| State | 1,772 | - | 1,772 |
| Total income tax expense (benefit) | $ 4,778 | $ - | $ 4,778 |

McClurg Capital Corporation

Notes to Financial Statements

September 30, 2011

## Note 5: FAIR VALUE MEASUREMENT - ACCOUNTING PRONOUNCEMENT

On January 1, 2009, the Company adopted FASB ASC 820, Fair Value Measurements and Disclosures, which defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - Quoted prices in an active market for identical assets or liabilities;

Level 2 - Observable inputs other than Level 1, quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, and model derived prices whose inputs are observable or whose significant value drivers are observable;

Level 3 - Assets and liabilities whose significant value drivers are unobservable.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of September 30, 2011:

| **Assets** | **Fair Value** | **Level 1 Inputs** | **Level 2 Inputs** | **Level 3 Inputs** |
|---|---|---|---|---|
| Marketable securities, | $ 170,912 | $ 170,912 | $ - | $ - |
| Investment in municipal bonds | $ 20,463 | $ 20,463 | $ - | $ - |
| **Total** | $ 191,375 | $ 191,375 | $ - | $ - |

| **Liabilities** | **Fair Value** | **Level 1 Inputs** | **Level 2 Inputs** | **Level 3 Inputs** |
|---|---|---|---|---|
| Liabilities | $ - | $ - | $ - | $ - |
| **Total** | $ - | $ - | $ - | $ - |

## Note 6: OCCUPANCY

The Company had one (1) year lease for its current office space which expired during the year. The lease was extended for two years with no rental increase. Rent expense under this agreement for the year ended September 30, 2011, was $63,560.

## Note 8: PENSION PLAN

The Company provides certain retirement benefits to its eligible employees. In accordance with Accounting Standards Codification No. 712, such costs are to be accounted for on the accrual basis. Pursuant to its commitment to provide retirement benefits to its eligible employees, the Company has a Salary Reduction Simplified Employee Pension Plan (SARSEP). Employees are eligible to participate in the plan after having performed service for the employer during at least one of the preceding five plan years. Employer contributions to the plan are discretionary. Employee and employer contributions vest 100% immediately. A contribution based upon the current year's earnings will be made to the plan in 2011. The amount of that contribution is expected to be $26,431 and has been reflected in the accompanying statement of income.

## Note 9: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

## Note 10: COMMITMENTS AND CONTINGENCIES

*Contingencies*

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year ended September 30, 2011, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

## McClurg Capital Corporation
## Notes to Financial Statements
## September 30, 2011

### Note 11: RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board (the "FASB") issued a new professional standard in June of 2009 which resulted in a major restructuring of U.S. accounting and reporting standards. The new professional standard, issued as ASC 105 ("ASC 105"), establishes the Accounting Standards Codification ("Codification or ASC") as the source of authoritative accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with generally accepted accounting principles in the United States. Rules and interpretive releases of the Securities and Exchange Commission ("SEC") issued under authority of federal securities laws are also sources of GAAP for SEC registrants. Existing GAAP was not intended to be changed as a result of the Codification, and accordingly the change did not impact the financial statements of the Company.

For the year ending September 30, 2011, various Accounting Standard Updates ("ASU") issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following ASU releases to determine relevance to the Company's operations:

| ASU No. | Title | Effective Date |
|---|---|---|
| 2009-01 | The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles (ASC 105) - a Replacement of FASB Statement No. 162 | After September 15, 2009 |
| 2010-06 | Fair Value Measurements and Disclosures (ASC 820): Improving Disclosures about Fair Value Measurements | After December 15, 2009 |
| 2010-09 | Subsequent Events (ASC 855): Amendments to Certain Recognition and Disclosure Requirements | After February 24, 2010 |
| 2009-16 | Accounting for Transfers of Financial Assets (ASC 860) - an Interpretation of FASB Statement No. 140 | After November 15, 2009 |
| 2009-17 | Consolidations (ASC 810) - Improvements to Financial Reporting by Enterprises with Variable Interest Entities | After November 15, 2009 |

**Note 11: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)**

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

**Note 12: NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on September 30, 2011, the Company had net capital of $404,631 which was $304,631 in excess of its required net capital of $100,000; and the Company's ratio of aggregate indebtedness ($92,929) to net capital was 0.23 to 1, which is less than the 15 to 1 maximum allowed.

**Note 13: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS**

There is a difference of $29,554 between the computation of net capital under net capital SEC Rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

| | | |
|---|---|---|
| Net capital per unaudited schedule | | $ 434,185 |
| Adjustments: | | |
| Retained earnings | $ (30,373) | |
| Non-allowable assets | 588 | |
| Haircuts & undue concentration | 231 | |
| Total adjustments | | (29,554) |
| Net capital per audited statements | | $ 404,631 |

**McClurg Capital Corporation**
**Schedule I - Computation of Net Capital Requirements**
**Pursuant to Rule 15c3-1**
**As of September 30, 2011**

| | | |
|---|---|---|
| **Computation of net capital** | | |
| Common stock | $ 16,063 | |
| Retained earnings | 410,356 | |
| Accumulated other comprehensive income | 26,209 | |
| **Total stockholders' equity** | | $ 452,628 |
| Less: Non-allowable assets | | |
| Broker advances | (9,150) | |
| Other assets | (6,123) | |
| **Total non-allowable assets** | | (15,273) |
| **Net capital before haircuts** | | 437,355 |
| Less: Haircuts on securities | | |
| Haircut on marketable securities | (28,144) | |
| Haircut on debt securities | (613) | |
| Haircut on money markets | (3,967) | |
| **Total haircuts on securities** | | (32,724) |
| **Net Capital** | | 404,631 |
| **Computation of net capital requirements** | | |
| Minimum net capital requirements | | |
| 6 2/3 percent of net aggregate indebtedness | $ 6,195 | |
| Minimum dollar net capital required | $ 100,000 | |
| Net capital required (greater of above) | | (100,000) |
| **Excess net capital** | | $ 304,631 |
| Ratio of aggregate indebtedness to net capital | 0.23 : 1 | |

There was a difference of $29,554 between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated September 30, 2011 (See Note 13).

*See independent auditor's report*

**McClurg Capital Corporation**
**Schedule II - Computation for Determining of Reserve Requirements Pursuant to Rule 15c3-3**
**As of September 30, 2011**

A computation of reserve requirements is not applicable to McClurg Capital Corporation as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

**McClurg Capital Corporation**
**Schedule III - Information Relating to Possession or Control**
**Requirements Pursuant to Rule 15c3-3**
**As of September 30, 2011**

Information relating to possession or control requirements is not applicable to McClurg Capital Corporation as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

**McClurg Capital Corporation**

**Supplementary Accountant's Report**

**on Internal Accounting Control**

**Report Pursuant to 17a-5**

**For the Year Ended September 30, 2011**

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
McClurg Capital Corporation:

In planning and performing our audit of the financial statements of McClurg Capital Corporation (the Company), as of and for the year ended September 30, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



9221 Corbin Avenue, Suite 170, Northridge, California 91324
*phone* 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
Los Angeles New York Oakland Seattle

WE FOCUS & CARE℠

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Oakland, California
November 11, 2011

**McClurg Capital Corporation**

**Report on the SIPC Annual Assessment**

**Pursuant to rule 17a-5 (e) 4**

**For the Year Ended September 30, 2011**

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
McClurg Capital Corporation

Pursuant to Rule 17a-5 (e) (4) of the Securities Exchange Act of 1934, we have performed the following procedures with respect to the accompanying schedule (Form SIPC-7) of Securities Investor Protection Corporation assessments and payments of McClurg Capital Corporation ("the Company") for the year ended September 30, 2011. Our procedures were performed solely to assist the Company in complying with Rule 17a-5 (e) (4), and our report is not to be used for any other purpose. The procedures we performed are as follows:

1. Compared listed assessment payments with respective cash disbursements records entries;

2. Compared amounts reported on the unaudited Form X-17A-5 for the year ended September 30, 2011, with the amounts reported in General Assessment Reconciliation (Form SIPC-7);

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers;

4. Proved the arithmetical accuracy of the calculations in the Form SIPC-7 and in the related schedules and working papers supporting adjustments; and

5. Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed.

Because the above procedures do not constitute an examination made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to above.

In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on the Form SIPC-7 were not determined in accordance with applicable instructions and forms. This report relates only to schedules referred to above and does not extend to any financial statements of McClurg Capital Corporation taken as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Oakland, California
November 11, 2011



9221 Corbin Avenue, Suite 170, Northridge, California 91324
*phone* 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES NEW YORK OAKLAND SEATTLE

WE FOCUS & CARE™

**McClurg Capital Corporation**
**Schedule of Securities Investor Protection Corporation**
**Assessments and Payments**
**For the Year Ended September 30, 2011**

| | Amount |
|---|---|
| Total assessment | $ 2,272 |
| SIPC-6 general assessment<br>Payment made on May 9, 2011 | (1,403) |
| SIPC-7 general assessment<br>Payment made on October 27, 2011 | (869) |
| Total assessment balance<br>(overpayment carried forward) | $ - |

SEC
Mail Processing
Section

NOV 21 2011

Washington, DC
105

**McClurg Capital Corporation**

**Report Pursuant to Rule 17a-5 (d)**

**Financial Statements**

**For the Year Ended September 30, 2011**